GREGORY E. BARTON
Executive Vice President, Business and Legal Affairs
General Counsel and Secretary

June 1, 2010

Mr. Lyn Shenk
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	TheStreet.com, Inc.
Form 10-K for the fiscal year ended December 31, 2009
File No. 000-25779

Dear Mr. Shenk:

On behalf of TheStreet.com, Inc. (“we,” “us” or the “Company”), this letter responds to comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the above-referenced filing (our “Form 10-K”) in a letter dated May 4, 2010 (the “Comment Letter”).  Our response to each comment in the Comment Letter appears below following a recitation of such comment.

Form 10-K for the period ended December 31, 2009

Item 1A.  Risk Factors, page 7

1.
It appears that certain disclosures in your Form 10-K may have been retained from a prospectus.  For example, we note your references in your first paragraph of this section to investment in shares of your common stock and the trading price of your common stock.  In future filings, please revise your disclosure to remove any references to investing in your common stock since the Form 10-K is an annual report to existing shareholders.

We respectfully request that the Staff reconsider the above request, as we believe that our Form 10-K is not only reviewed by our existing stockholders, but also is reviewed by prospective stockholders in performing research and analysis relevant to their decision regarding whether or not to invest in our stock.  We also believe that it is useful to advise our stockholders that the occurrence of various risks may not only result in a material adverse effect on our business, prospects, financial condition or operating results, but also may result in a decline in the trading price of our common stock.

Mr. Lyn Shenk
Division of Corporation Finance
United States Securities and Exchange Commission
June 1, 2010

Management’s Discussion and Analysis, Results of Operations, page 31

2.
We note that the decline in renewal rates in 2009 contributed to the decline in revenue.  It would appear that changes in subscription rates would also contribute to fluctuations in revenue.  Please expand your discussion to include the weighted-average number of subscribers during the periods and percentage changes in rates, as this will provide investors with a clearer understanding of changes in operations.

We propose in future filings to describe the percentage change in our weighted-average number of subscribers and percentage change in average revenue recognized during the period per subscriber.  We do not believe that disclosing the absolute number of weighted-average subscribers and average revenue recognized during the period per subscriber would provide any additional information meaningful to the discussion of the results of the period as compared to the prior year, whereas it would provide our competitors with information that is highly confidential – which information could be exploited by our competitors to the detriment of the Company and our stockholders.  We respectfully request that disclosure of these absolute numbers not be mandated.

3.
Your discussion regarding changes in marketing services revenue is vague.  Please revise to provide a more robust discussion of the specific factors driving the changes, for example a change in the number of clients, or a change in fees charged for such services, or a change in the amount of the average fee received per client.

In future filings, we will provide a more robust discussion of the specific factors driving changes in our marketing services revenue (which may be renamed advertising revenue, in light of our disposition of Promotions.com LLC (“Promotions.com”)), the specifics of which may vary depending upon what factors are material to discussion of the applicable periods.

Item 9A.  Controls and Procedures, page 42

4.
We note your disclosure that your Chief Executive Officer and Chief Accounting Officer concluded that, as of December 31, 2009, your disclosure controls and procedures were not effective.  Please confirm to us that your Chief Accounting Officer performs similar functions as would be performed by a principal financial officer.

We note that on page 42 of our Form 10-K, in the first sentence under the caption “(A) Evaluation of Disclosure Controls and Procedures,” we expressly stated that our Chief

Mr. Lyn Shenk
Division of Corporation Finance
United States Securities and Exchange Commission
June 1, 2010

Accounting Officer was “the person performing the functions of a principal financial officer.”  We hereby confirm that statement.

Signatures, page 51

5.
Please have your principal financial officer sign your filing. Any person who occupies more than one position should indicate each capacity in which he signs the report.  Refer to General Instruction D(2)(a) to Form 10-K.

As noted above, we disclosed in Item 9A of our Form 10-K that our Chief Accounting Officer was performing the function of a principal financial officer.  We (and Mr. Broitman) understood in light of this statement that his signature on the signature page (and on Exhibit 31.2 and Exhibit 32.2) reflect the signature of our principal financial officer.  Mr. Broitman’s signature below reiterates this understanding.  We hereby undertake to comply with the above comment in future filings and note that in our Form 10-Q for the quarter ended March 31, 2010, which we filed on May 7, 2010, we made explicit on the signature page and on Exhibit 31.2 and Exhibit 32.2 that Mr. Broitman is our principal financial officer.

Note 2:  Discontinued Operations, page F-20

6.
We note that a balance of $223,165 remains in the provision relating to operations discontinued in 2005.  We also note there was no activity in 2007, 2008 and 2009 relating to this amount.  Please advise us as to what the remaining balance relates and, to the extent known, when you expect to settle or extinguish the liability.

When the Company discontinued its securities research and brokerage operations, the Company established a provision for various exit costs, including anticipated severance, lease extinguishment and other costs.  The Company was sued in December 2005 by a former employee of the discontinued operations related to her termination and the $223,165 provision relates to potential costs to dispose of such matter.  The Company currently does not have a known settlement date.

Note 3:  Acquisitions and Divestitures, page F-21
Kikucall, Inc. – Related Party Transaction

7.
We note that $4.75 million of the $5.2 million purchase price of Kikucall, Inc. was allocated to goodwill.  Please tell us whether the allocation of the purchase price is final.  If so, tell us what consideration was given to allocating a larger portion of the purchase price to other intangibles, for example, software models, customer relationships, etc.  In this regard, we note that the Kikucall acquisition provided you with expertise and software programs to expand your subscription marketing

Mr. Lyn Shenk
Division of Corporation Finance
United States Securities and Exchange Commission
June 1, 2010

efforts. Also clarify for us whether the $93,667 of other assets represents the software programs obtained.

The allocation of the purchase price of Kikucall, Inc. (“Kikucall”) is final.  In connection with determining this final allocation, the Company retained an independent valuation adviser who prepared an analysis that the Company utilized in making its determination.  In accordance with the valuation analysis, the Company allocated $538,000 to the acquired software and $0 to Kikucall’s customer relationships (the overwhelming majority of Kikucall’s 2009 revenues prior to the acquisition were derived from its provision of services to the Company and the Company did not anticipate generating any significant revenue from other customers of Kikucall after the acquisition).  The Company determined that no acquired intangible asset other than software had more than immaterial value.  The acquisition provides the Company with the workforce expertise and software programs to expand its subscription marketing efforts to increase its subscription revenue.  The $93,667 of other assets represents the non-current portion of the purchase price allocated to a non-compete agreement and a security deposit on office space leased by Kikucall, which lease was assumed by the Company.

Promotions.com LLC, page F-21

8.	Please tell us how you determined that the disposal of Promotions.com LLC did not meet the criteria in ASC 205-20-45 to be classified as discontinued operations.

Upon the Company’s acquisition of Promotions.com in August 2007, the Company integrated several processes of Promotions.com into the rest of the Company’s existing processes such as payroll, expenditures (expenses and purchasing) and billing.  As Promotions.com was primarily a service company, there was no associated inventory/manufacturing related to its operations nor unique or unusual overhead.  At the purchase date, the Company re-assessed its operating segments to consider if the Promotions.com acquisition would impact the Company’s operating and reporting segments.  As the Company’s Chief Operating Decision Maker (CODM), the chief executive officer, did not receive or request discrete financial information (cash flow, operational or cost based) for Promotions.com, the Company concluded that it was still operating with one operating and reportable segment.  Furthermore, the only information received by the CODM, and other senior executives, was the revenue for Promotions.com as subsequent to the acquisition the Company did not maintain a separate general ledger, discrete cash flow or operational information on Promotions.com.

Pursuant to SFAS 144, paragraph 41, discontinued operations should be recorded for a component of an entity which comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity.  A component of an entity may be a reportable segment or an operating segment, a reporting unit, a

Mr. Lyn Shenk
Division of Corporation Finance
United States Securities and Exchange Commission
June 1, 2010

subsidiary, or an asset group.  The Company had not deemed Promotions.com as a reportable segment or operating segment under SFAS 131 as it is not separately reviewed by the CODM.  For SFAS 142 purposes, the Company concluded that there is only one reporting unit.  For SFAS 144 impairment testing purposes, the Company did not identify Promotions.com as a separate asset group as the lowest level of assets that have discrete cash flows is the reporting unit.  (An asset group represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities.)  The Company reached those conclusions based on there not being largely independent cash flows.  The Company never managed Promotions.com as separate operations from the other lines of services and had fully integrated the Promotions.com operations into the financial reporting and operations of the consolidated group.  The Company’s management reports and information provided to the CODM only tracked Promotions.com revenue and did not include P&L statements, cash flow statements or other operating results metrics.

Based on the above facts, the Company concluded that the disposal group did not qualify for discontinued operations presentation.

9.
We note that shares placed in escrow during the purchase of Bankers Financial Products Corporation are released to sellers under specific terms per the escrow agreement.  We also note that the first two installments were released in March 2010.  Please tell us and disclose the terms of the agreement that need to be met in order for the remaining shares to be released.  Also include how the shares will be accounted for if the terms are not fulfilled.

Note 3 to our Consolidated Financial Statements included within our Form 10-K noted that in connection with our acquisition of Bankers Financial Products Corporation in November 2007, 556,571 shares of our common stock were placed in escrow.  The shares were included in the purchase price as management believed it was beyond reasonable doubt that such shares ultimately would be released to the sellers.  These shares included 159,020 shares that secured indemnity obligations for standard seller representations and warranties and 397,551 shares that represented deferred stock to be released from escrow on each of the first three anniversaries of the acquisition, the first two installments of which were released from escrow in March 2010 (sellers had failed to request the escrow agent to release the first installment from escrow earlier).  Each installment represented one-third of the deferred shares, so in March 2010, 265,034 of such shares were released from escrow.  The remaining 132,517 of such deferred shares are expected to be released from escrow in November 2010, provided that none of the sellers are in breach of obligations regarding confidentiality and non-competition contained in the purchase agreement and no indemnity claim or indemnity reserve claim has been made by the Company.  The 159,020 shares securing the standard seller representations and warranties are eligible for release from escrow at present.

Mr. Lyn Shenk
Division of Corporation Finance
United States Securities and Exchange Commission
June 1, 2010

At the point of acquisition when the shares were issued, management believed that it was beyond reasonable doubt that the shares placed in escrow ultimately would be released to the sellers.  As of the current date, 76% of all such shares either have been released or currently are eligible for release from escrow.  The remaining shares are expected to be released from escrow in less than six months.  Based upon the Company’s original assessment at the time of acquisition, as well as the Company’s current expectation that the remaining shares will be released from escrow in the near future, the Company does not believe it would be appropriate for it to comment on the accounting for a scenario that is not expected to occur, and therefore respectfully requests that the Staff reconsider this request.

Schedule II – Valuation and Qualifying Accounts, page F-40

10.	Please tell us why the amount of write-offs to the allowance for doubtful accounts has increased significantly in the last three years.

The primary reason that write-offs increased in 2009 as compared to 2008 is a result of the Company’s sale of its Promotions.com subsidiary, which caused the Company to eliminate a bad debt reserve of $427,502 that existed as of the date of the sale related to receivables from Promotions.com (the Company sold all of its membership interests in the subsidiary, so the Company did not retain assets or liabilities related to Promotions.com).  The primary reason that write-offs increased in 2008 as compared to 2007 is due to the increased activity from Promotions.com that was acquired in 2007 for which receivables were written off in 2008.

Exhibit 31.2

11.	Please refile your Form 10-K to provide a Rule 13a-14(a) certification of your principal financial officer.

As noted above, we disclosed in Item 9A of our Form 10-K that our Chief Accounting Officer was performing the function of a principal financial officer.  We (and Mr. Broitman) understood in light of this statement that his signature on the signature page (and on Exhibit 31.2 and Exhibit 32.2) reflect the signature of our principal financial officer.  Mr. Broitman’s signature below reiterates this understanding.  We note that above we undertake to comply with the comment 5 in future filings and note that in our Form 10-Q for the quarter ended March 31, 2010, which we filed on May 7, 2010, we made explicit on the signature page and on Exhibit 31.2 and Exhibit 32.2 that Mr. Broitman is our principal financial officer.  In light of the above, we respectfully request that we not be required to submit a Form 10-K/A for the purpose of making explicit on Exhibit 31.2 that Mr. Broitman signed as principal financial officer.

The Company acknowledges that:

Mr. Lyn Shenk
Division of Corporation Finance
United States Securities and Exchange Commission
June 1, 2010

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at 212-321-5484 if you have any questions concerning these responses.

Very truly yours,

/s/ Gregory E. Barton
Gregory E. Barton

By my signature below, I hereby confirm that my signature on TheStreet.com, Inc.’s (the “Company’s”) Form 10-K for the year ended December 31, 2009 (and on Exhibit 31.2 and Exhibit 32.2 thereto) represents the signature of the Company’s principal financial officer.

/s/ Richard Broitman
Richard Broitman
Chief Accounting Officer (principal financial officer)